XWELL, Inc.

254 West 31st Street, 11th Floor

New York, New York 10001

June 27, 2025

VIA EDGAR

Division of Corporation Finance

Office of Trade & Services

U.S. Securities and Exchange Commission

Washington, D.C. 20549

Attention: Ms. Cara Wirth and Ms. Mara Ransom

Re:

XWELL, Inc.

Registration Statement on Form S-3

Originally filed on February 7, 2025, as amended on April 29, 2025, June 3, 2025, and June 20, 2025

File No. 333-284768 (as amended, the “Registration Statement”)

Request for Acceleration

Ladies and Gentlemen:

Pursuant to Rule 461 of the Rules and Regulations of the Securities and Exchange Commission (the “Commission”) under the Securities Act of 1933, as amended, XWELL, Inc. (the “Company”), hereby respectfully requests acceleration of the effective date of the Registration Statement, so that it may become effective at 4:30 p.m., Eastern Time, on June 30, 2025, or as soon thereafter as practicable.

Should any member of the staff of the Commission have any questions or comments with respect to this request, please contact our counsel, Haynes and Boone, LLP, attention: Alla Digilova, Esq. at (212) 659-4993.

Very truly yours,

XWELL, Inc.

By:	/s/ Ezra T. Ernst
Ezra T. Ernst
President and Chief Executive Officer

cc:	Alla Digilova, Esq., Haynes and Boone, LLP